John Hancock Life Insurance Company of New York A Stock Company

ACCELERATION OF DEATH BENEFIT FOR QUALIFIED LONG-TERM CARE SERVICES

LONG-TERM CARE COVERAGE

THIS IS AN INDIVIDUAL LONG-TERM CARE INSURANCE RIDER THAT COVERS CARE PROVIDED IN A NURSING HOME OR AN ASSISTED LIVING FACILITY, HOME HEALTH CARE, ADULT DAY CARE, AND HOSPICE CARE. A PORTION OF THE DEATH BENEFIT MAY BE ACCELERATED UNDER THIS RIDER IN ORDER TO REIMBURSE EXPENSES INCURRED FOR THE RECEIPT OF QUALIFIED LONG-TERM CARE SERVICES.

IMPORTANT NEW YORK NOTICE:

This is not a health insurance rider and is not subject to the minimum requirements of New York Law pertaining to Long-Term Care Insurance and does not qualify for the New York State Long-Term Care Partnership Program and is not a Medicare Supplement Policy. The rider is intended to be a qualified long-term care insurance contract for federal tax law only.

THIRTY-DAY FREE LOOK

If you are not completely satisfied with this rider for any reason, you may return it within 30 days from the date it was delivered to you. To return this rider, mail or deliver it to: the agent who sold it to you, our Service Office, or the agency office through which it was delivered. We will then reverse any charges applicable to this rider and this rider will be treated as if it had never been issued.

NOTICE TO BUYER

This rider may not cover all of the costs associated with long-term care that the Insured incurs during the period of coverage. You are advised to carefully review all benefit limitations. THIS IS NOT A MEDICARE SUPPLEMENT

POLICY.

 CAUTION

The issuance of this rider is based upon our issuance of the policy and the responses to the questions on the application for this rider and the policy. A copy of the application for the policy and this rider is attached to the policy. If the answers are incomplete, untrue, not correctly recorded, or fail to include all material medical information requested, the Company has the right to deny benefits or rescind this rider subject to the provisions of this rider and the policy. The best time to clear up any questions is now, before a claim arises! If for any reason, any of the Insured’s answers are incorrect, contact the Company at this address: [Customer Service Center R02, 1 John Hancock Way, Suite 1350, Boston, Massachusetts, 02217-1099], or call us at: [1-800-267-7781].

FEDERAL INCOME TAX TREATMENT OF THIS RIDER

This rider is intended to be a qualified long-term care insurance contract under Internal Revenue Code (“Code”) section 7702B(b). The benefits provided by this rider are designed to be excludable from gross income under federal tax law; however, there might be situations in which the benefits or charges for this rider are taxable. If, in the future, it is determined that this rider does not meet the requirements of Code section 7702B, we will make reasonable efforts to amend this rider, if we are required to do so, to maintain this rider’s tax status. We will offer you an opportunity to receive these amendments. If you choose to reject these amendments, this rider may no longer be a qualified long-term care insurance contract under section 7702B(b). If you have any questions concerning the tax implications of this rider, you should consult with an attorney or a qualified tax advisor.

The owner must be a person who has, within the meaning of 101(g) of the Code, incurred the costs of Qualified Long-Term Care Services provided for the Insured.

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TABLE OF CONTENTS

Rider Provisions	Section

Qualifying For Accelerated Benefits	3

Extension of Benefits	6

Accelerated Benefits	9

Effect of Accelerated Benefits on Your Policy	11

General Provisions	12

Definitions	14

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NONCANCELLABLE

This rider is noncancellable by us. You have the right to continue this rider for as long as the Insured lives, or until this rider is terminated in accordance with the Termination provision as set forth herein. The rates used for determining the charges for this rider are guaranteed not to change.

QUALIFYING FOR ACCELERATED BENEFITS

Eligibility for Payment of	You are eligible for Accelerated Benefits under this rider if:
Accelerated Benefits
(a) the Insured is Chronically Ill;

(b) the Insured has satisfied the Elimination Period; and

(c) we have approved your claim. See Claims.

Chronically Ill means the condition of having been certified by a Licensed Health Care Practitioner that:

(a)   Substantial Assistance is required from an individual who is physically present with the Insured to perform at least 2 of the 6 Activities of Daily Living, due to the loss of functional capacity, for a period expected to last at least 90 days; or

(b) Substantial Supervision is required to protect against threats to health and safety due to a Severe Cognitive Impairment.

Once you are eligible, we will determine the Monthly Maximum Benefit Amount. See Accelerated Benefits.

Conditions for Maintaining	In order to maintain eligibility:
Eligibility
(a) the Insured must continue to be Chronically Ill;

(b) the Insured must be alive;

(c) the rider must be In Force; and

(d) you must submit Proof of Loss documentation.

Because this rider is intended to be tax-qualified under federal income tax law, you must also provide us with Written Certification that is renewed every 12 months. Each Written Certification must be submitted to us promptly upon issuance by the Licensed Health Care Practitioner.

If any of these requirements are not met, you will not be eligible for payment of Accelerated Benefits. In that instance, we will terminate your claim. If you wish to initiate a new claim, you must submit a request for Accelerated Benefits.

You are required to assist us in determining ongoing eligibility for Accelerated Benefits under this rider. You must provide us with the Insured’s current Plan of Care. The Plan of Care must be updated as the Insured’s Qualified Long-Term Care needs change. No more than one Plan of Care may be in effect at any one time.

We reserve the right to request periodic assessments or updates regarding the Insured’s Plan of Care and eligibility status. Without such information, we will not be able to determine ongoing eligibility and your claim may be terminated. We reserve the right to obtain clinical information regarding the insured. This includes, but is not limited to conducting a telephone interview with the Insured,

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consulting with the Insured’s Physician and care providers, performing an in- person nursing or functional/cognitive assessment or evaluation of the Insured, or requiring that the Insured undergo a physical exam, when and as often as we may reasonably require.

Limitations on Eligibility for Payment of Accelerated Benefits	We will only pay benefits under this rider for those Qualified Long-Term Care Services specified in the Plan of Care. The amount of benefits we will pay for any Qualified Long-Term Care Services shall not exceed normal charges for similar care or services in the locality where they are received by the Insured.

Charges Not Covered	We will not pay for any of the following charges incurred by the Insured: Physician’s charges; private duty nurse when the Insured is inpatient confined in a Nursing Home or Assisted Living Facility; hospital and laboratory charges; prescription or non-prescription medication; medical supplies; home modifications and durable medical equipment; shipping charges; any transportation (except for transportation as described in the definition of Home Health Care) or mileage charge; items and services furnished for beautification, comfort, convenience, or entertainment; room and board charges for independent living quarters in a continuing care retirement community, rest home, or similar entity; any type of residential upkeep, construction, renovation, or home maintenance (such as painting or plumbing); lawn/yard care; snow removal; vehicle or equipment upkeep; charges for Home Health Care provided outside the Home; hotel, cruise ship, or similar charges incurred by the Insured, an Immediate Family member or care provider; and charges for care or services which are not included in and/or are inconsistent with the Insured’s Plan of Care.

Exceptions	This rider does not pay benefits for care or treatment:

(a) due to intentionally self-inflicted injury;

(b) due to suicide or attempted suicide while sane or insane;

(c) required as a result of alcoholism or drug addiction;

(d) due to war (declared or undeclared) or any act of war, or service in any of the armed forces or auxiliary units;

(e) due to participation in a felony, riot, or insurrection;

(f) normally not provided or made in the absence of insurance;

(g) received outside of the 50 United States and the District of Columbia;

(h) provided by a Nursing Home, Assisted Living Facility, Home Health Care Agency, or Adult Day Care Center that is owned and operated by a member of your or the Insured’s Immediate Family; or

(i) provided by a member of your or the Insured’s Immediate Family.

Non-Duplication of Benefits	This rider will only reimburse charges for Qualified Long-Term Care Services in excess of charges paid, reimbursed, or considered deductibles or coinsurance under any of the following:

(a) Medicare, including amounts not reimbursable by Medicare such as Medicare deductible or coinsurance amounts;

(b) any other governmental program (except Medicaid); or

(c) any workers’ compensation law, employer’s liability or occupational disease law, or any mandatory motor vehicle no-fault law.

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Payment of Accelerated Benefits	Accelerated Benefits will be paid to you or to an alternative payee designated by you or your legal representative. Any remaining Death Benefit will be included in the Insurance Benefit and paid under the terms of the policy.

Any Accelerated Benefits paid under this rider prior to our receipt of notice of the Insured’s death will reduce the Insurance Benefit paid under the terms of the policy. We will not pay any Accelerated Benefit under this rider after the Insurance Benefit is paid to the beneficiary under the policy.

In the event we receive a claim for the payment of the Accelerated Benefit under this rider and a claim for the payment of the Insurance Benefit under the policy, we will pay first whichever claim we receive Proof of Loss or proof of death that is acceptable to us. Once we pay the Insurance Benefit, the rider is terminated and we will no longer pay Accelerated Benefits under the rider.

We will pay Accelerated Benefits on a monthly basis after: the Insured has received Qualified Long-Term Care Services; charges have been incurred for such services; and we have determined that you are eligible for Accelerated Benefits.

Prompt Payment	If we take more than 30 days to send an Accelerated Benefits payment, we will pay interest on the amount that should have been paid, beginning 31 days after receiving all required information, until such payment is made. We will pay interest at the rate of 1% per month or at a higher rate if required by state law or regulation.

Alternative Payee	At our option, any payment of Accelerated Benefits of $1,000 or less may be paid to an alternative payee, if such benefit is payable to any person who is a minor or otherwise not competent to give a valid release. The alternative payee must be a person who is deemed by us to be justly entitled to the benefit.

We will be fully discharged and released from all liability to you and to any alternative payee, any assignee, and any beneficiary under the policy to the extent of any payment made in good faith under this rider.

Additional Consent	Before we pay Accelerated Benefits, we must receive a signed consent form from all irrevocable beneficiaries and all assignees. We also reserve the right to require a consent form from any person if we determine that such person’s consent is necessary to protect our interest. Any such consent will be in effect for the length of the current claim.

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EXTENSION OF BENEFITS

Benefit Continuation	If the policy lapses while the Insured is confined in a Nursing Home, Assisted Living Facility, or is receiving Home Health Care, and we are paying uninterrupted Accelerated Benefits for such confinement, we will continue paying the Accelerated Benefits. We will stop paying Accelerated Benefits at the earliest of the following:

(a) the date Home Health Care ceases or the Insured is discharged from the Nursing Home or Assisted Living Facility;

(b) the date the Accelerated Benefit Pool is exhausted;

(c) the date you fail to comply with the requirements under Qualifying for Accelerated Benefits; or

(d) the date the Insured dies.

If the benefits under this rider are continued under this Benefit Continuation provision, we will calculate the Accelerated Benefit Pool and Accelerated Benefit Balance as if the policy had remained In Force. Benefit Continuation will be subject to all the provisions of the policy and this rider. No Insurance Benefit will be payable to the beneficiary under the policy because your policy has terminated.

CLAIMS

Filing a Claim	In order to file a claim for Accelerated Benefits, you must provide us with notice of your intent to file a claim. This notice must include:

(a) your name;

(b) the Insured’s name;

(c) your policy number; and

(d) the Qualified Long-Term Care Services the Insured is receiving or plans to receive.

You can provide us with notice by: mailing it to our Service Office or by calling us. The mailing address for our Service Office is: [Customer Service Center R02, 1 John Hancock Way, Suite 1350, Boston, Massachusetts, 02217-1099] and our telephone number is: [1-800-267-7781]. We must receive your notice within 45 days of the start of services or as soon as reasonably possible.

Claim Forms	We will provide you with written acknowledgement of your notification of intent to file a claim, instructions, and the necessary forms for filing a claim. Such information will be provided within 15 days of our receiving your notice of intent to file a claim. If 15 days have elapsed and we have not provided you with the necessary claim forms, you can provide written proof that satisfies the Proof of Loss requirements.

Proof of Loss	You must file Proof of Loss with our Service Office before your claim can be approved. The Proof of Loss must include detailed written documentation acceptable to us describing and confirming the Insured’s status as Chronically Ill and the Qualified Long-Term Care Services that the Insured is receiving. You may provide us with Proof of Loss by mailing or faxing originals or copies of the required documentation.

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The Proof of Loss documentation must include:

(a) a completed claim form, if applicable;

(b) Written Certification;

(c) a functional and cognitive assessment;

(d) Receipts;

(e) the current Plan of Care; and

(f)   confirmation that the Insured’s care provider meets licensure/certification standards as required by the jurisdiction in which it is located or care is rendered (or in the event that licensing/certification is not required, confirmation that your care provider meets the applicable definition found in this rider).

No form of barter or trade for care/services is acceptable as Proof of Loss.

We reserve the right to require copies of:

(a) the Insured’s medical records;

(b) facility residency agreements;

(c) the Insured’s service plans;

(d) an explanation of benefits related to Medicare coverage or any other government program (except Medicaid) applicable to your claim; and

(e) providers’ daily notes of care.

During the process of reviewing your claim, we may consult with the Insured’s primary care Physician and/or other care providers.

In order for us to process your claim, you must: provide your assistance as described in this form; comply with all applicable rider provisions; and provide us with any additional information we may request. If you refuse to provide the requested information, or if the Insured refuses to undergo any requested assessment, interview, or exam, your claim will be denied. In such case, we will not be liable to pay Accelerated Benefits under this rider.

At your own expense, you must obtain and submit all required documentation in English.

Deadline for Proof of Loss Submission	We must receive Proof of Loss during the Insured’s lifetime and within 90 days of the first Date of Service or as soon as reasonably possible. Your claim for Accelerated Benefits will be denied for failure to provide Proof of Loss unless it is provided to us within one year from the first Date of Service. We will waive this limitation if you provide us with satisfactory proof that you are legally incapacitated or otherwise incapable of providing us with Proof of Loss.

Initial and Ongoing Evaluation Process	We will work with you, the Insured, the Insured’s Physician, the Insured’s care providers, and anyone acting on the Insured’s behalf to obtain information about the Insured’s health and the Qualified Long-Term Care Services the Insured is receiving. We will then make an objective review of all the information we receive. We will provide you with notification as to whether your claim has been approved, denied, or denied in part.

If the Insured has not already selected a care provider at time of claim, you may request information on providers in your area. We do not endorse, sponsor or guarantee the quality of any provider or the care or services provided by such provider. It is your responsibility to choose a provider who will best meet the Insured’s long-term care and service needs.

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Examinations and Assessments	We reserve the right to: do a telephone interview with the Insured; to perform an in-person nursing or functional/cognitive assessment or evaluation of the Insured; or to require that the Insured undergo a physical exam. Such evaluations will be made when and as often as we may reasonably require at any time during the claim. Any interview, assessment, evaluation, or exam must be made during the time when the chronic nature of the Insured’s condition can be determined. We will pay for any interview, assessment, evaluation, or examination that we request.

Appeals	We will notify you in writing if we do not approve your request for Accelerated Benefits. Such notification will include a written explanation of the reasons for the denial. You will then have the right to appeal our claims decision. You may request that we make all information directly related to such denial available to you. We will provide you with such requested information within 60 days from the date we receive your Written Request. You must request the appeal within one year from the date we provide you with notice of the denial of your claim.

You must send your appeal and/or request for information to: [Customer Service Center R02, 1 John Hancock Way, Suite 1350, Boston, Massachusetts, 02217-1099]. Your appeal should: state why you disagree with our determination; include any other factors you feel that we should take into consideration; and provide any additional information regarding the Insured’s care that you wish to be considered. You are responsible for the expense of securing such additional information.

You may authorize someone else to act for you in this appeals process.

During our review of your appeal, we may request that you provide additional information. If you do not provide this additional information, your appeal will be denied. We will inform you of our decision regarding your appeal. Such decision may be that all or a portion of your claim denial was upheld or overturned. If your claim denial was overturned, we will pay you any Accelerated Benefits due.

Independent Third Party Review	You have the right to request an Independent Third Party Review if we upheld our denial of all or any portion of your claim based upon a determination that the Insured is not Chronically Ill.

We will provide you with written instructions of your right to request an Independent Third Party Review when we notify you of our decision on your appeal. You must make a Written Request for Independent Third Party Review no later than 120 days after we inform you of the outcome of our appeals review. The Independent Third Party will review the relevant material related to the denial of your claim that we provide. The Insured will not be required to undergo an additional exam or assessment. You may provide us with additional information that you wish to be included in the Independent Third Party Review.

The Independent Third Party will provide you, the State Insurance Department (if required), and us with written notice of its final decision within 60 calendar days from its receipt of your request for an Independent Third Party Review. If the Independent Third Party overturns the denial of your claim, the Independent Third Party shall:

(a) establish the precise date within the specific period of time under review that the Insured is Chronically Ill;

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(b) specify the specific period of time for which we declined eligibility, but the Independent Third Party determined that the Insured is Chronically Ill; and

(c) provide a certification from a Licensed Health Care Practitioner that the Insured is Chronically Ill.

The decision of the Independent Third Party is final and binding on us. We will pay the Independent Third Party for their time spent reviewing the information and arriving to a decision.

The Independent Third Party must be state approved or certified to conduct such reviews, if the state requires such approvals or certifications. The Independent Third Party must be mutually agreed upon by you and us.

In addition, an Independent Third Party must:

(a) be, or have on staff or contract with, a Licensed Health Care Practitioner in an appropriate field that can determine if the Insured is Chronically Ill;

(b) not be affiliated with nor in any manner related to an entity or individual that previously provided care or services to the Insured;

(c) not employ a licensed health care professional who is associated with us or related to the Insured in any manner; and

(d) not be compensated in any manner that is dependent upon the outcome of the review.

In the event that any part of this Independent Third Party Review provision is in conflict with the applicable long-term care insurance Independent Third Party Review law and/or regulation of the state where the policy is issued, the Independent Third Party Review process will be administered in accordance with such applicable state law or regulation.

Legal Action	Your right to bring suit against us to recover on this rider begins 60 days after you have provided us with the required Proof of Loss and ends 4 years from the date the Proof of Loss was given to us. In the event that any part of this provision is in conflict with the applicable law and/or regulation of the state where the policy is issued, this provision shall be administered in accordance with such applicable state law or regulation.

ACCELERATED BENEFITS

Accelerated Benefit Pool	The Accelerated Benefit Pool is the amount of Death Benefit that may be accelerated under this rider. At issue, the Accelerated Benefit Pool is the Accelerated Benefit Percentage, shown in the Policy Specifications, multiplied by the Face Amount. The Accelerated Benefit Pool can never increase, but will be reduced by Policy Changes. See Effect of Policy Changes on the Accelerated Benefit Pool.

Accelerated Benefits	For each calendar month you are eligible to receive Accelerated Benefits, we will pay an amount equal to the least of: (i) the total shown to be paid by Receipts received for the calendar month; (ii) the Maximum Monthly Benefit Amount; (iii) the amount you request; or (iv) the remaining Accelerated Benefit Balance.

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If your claim has been terminated, we will stop paying the Accelerated Benefits.

If the Insured is in a Nursing Home or an Assisted Living Facility and the Insured’s stay in such facility has been interrupted for any reason, we will continue to pay an Accelerated Benefit. Such continued payment will be available for up to 21 days in any calendar year. Any benefit paid under this provision will accelerate the Death Benefit as if the Insured’s stay in a Nursing Home or an Assisted Living Facility had not been interrupted.

This rider will pay benefits for Qualified Long-Term Care Services obtained in a state other than the policy’s state of issue if Accelerated Benefits for such Qualified Long-Term Care Services would have been paid in the policy’s state of issue.

Accelerated Benefit Balance	The amount that is available as Accelerated Benefits under this rider is reduced by the amount received under this rider or a terminal illness rider. The amount of remaining Accelerated Benefits available under this rider is the Accelerated Benefit Balance. The Accelerated Benefit Balance is equal to the Accelerated Benefit Pool minus the sum total of all Accelerated Benefits paid under this rider and a terminal illness rider.

Maximum Monthly Benefit Amount	The Maximum Monthly Benefit Amount is determined for each claim when you first become eligible to receive Accelerated Benefits. The Maximum Monthly Benefit Amount is equal to the Accelerated Benefit Pool on the date you first become eligible to receive Accelerated Benefits multiplied by the Monthly Acceleration Percentage.

Each Accelerated Benefit is based upon a calendar month time period. The Maximum Monthly Benefit Amount for any calendar month is reduced proportionately for the number of days in the calendar month for which no Accelerated Benefits are payable.

Recalculation of Maximum Monthly Benefit Amount	If your claim is terminated and a subsequent Accelerated Benefits claim is approved, we will recalculate the Maximum Monthly Benefit Amount prior to paying Accelerated Benefits for the subsequent claim.

The new Maximum Monthly Benefit Amount is (a) multiplied by (b) divided by (c), where:

(a) is the Maximum Monthly Benefit Amount as of the date your previous claim was terminated;

(b) is the Accelerated Benefit Pool as of the date you become eligible for Accelerated Benefits under a subsequent claim; and

(c) is the Accelerated Benefit Pool as of the date your previous claim was terminated.

Effect of Policy Changes on the Accelerated Benefit Pool	The Accelerated Benefit Pool will be reduced on the date a Policy Change becomes effective. The payment of Accelerated Benefits under this rider or a terminal illness rider is not a Policy Change. Any withdrawal or reduction in Face Amount (whether requested, due to coverage lapse or Misstatements) is considered a Policy Change and will result in a recalculation of the Accelerated Benefit Pool.

The new Accelerated Benefit Pool is (a) minus the result of (b) multiplied by (c), where:

(a) is the Accelerated Benefit Pool immediately before the withdrawal or reduction;

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(b) is the Accelerated Benefit Percentage; and

(c) is the Death Benefit immediately before the withdrawal or reduction minus the Death Benefit immediately after the withdrawal or reduction.

If the Policy Change is a reduction in the Accelerated Benefit Percentage, the new Accelerated Benefit Pool is (a) multiplied by (b) divided by (c), where:

(a) is the Accelerated Benefit Pool immediately before the reduction in the Accelerated Benefit Percentage;

(b) is the new Accelerated Benefit Percentage; and
(c) is the old Accelerated Benefit Percentage.

Increases to the Accelerated Benefit Percentage are not allowed.

Effect of Policy Changes on the Maximum Monthly Benefit Amount	Policy Changes also reduce the Maximum Monthly Benefit Amount, effective as of the date of the Policy Change. The recalculated Maximum Monthly Benefit Amount is (a) multiplied by (b), where:

(a) is the Monthly Acceleration Percentage; and

(b) is the new Accelerated Benefit Pool after the Policy Change.

Loans	If there is a Policy Loan, a portion of the Accelerated Benefit will be deemed a loan repayment and will reduce the Accelerated Benefit otherwise payable to you. The amount deemed as a loan repayment will also reduce outstanding Policy Loans.

The amount deemed to be a loan repayment is (a) times (b), where:

(a) is the amount of Policy Debt immediately prior to the payment of the Accelerated Benefit; and
(b) is 1 minus the ratio of the new Face Amount divided by the Face Amount immediately before the payment of the Accelerated Benefit.
EFFECT OF ACCELERATED BENEFITS ON YOUR POLICY

Face Amount	Each payment of an Accelerated Benefit amount reduces the Face Amount then in effect, resulting in a new Face Amount.

The new Face Amount is equal to (a) minus the result of (b) multiplied by (c), where:

(a) is the Face Amount immediately before the payment of the Accelerated Benefit;

(b) is the Accelerated Benefit amount; and

(c) is the Face Amount immediately before the payment of the Accelerated Benefit divided by the Life Insurance Death Benefit immediately before the payment of the Accelerated Benefit.

A reduction in Face Amount resulting solely from a payment of Accelerated Benefits will not reduce the Accelerated Benefit Pool or the Maximum Monthly Benefit Amount, but it will reduce the Accelerated Benefit Balance. Face Amount reductions resulting solely from the payment of Accelerated Benefits will not be subject to any charges normally imposed by the policy for a reduction in Face Amount.

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Supplemental Face Amount	If the Face Amount of the policy is made up of the Base Face Amount and Supplemental Face Amount, the payment of Accelerated Benefits will exhaust the Supplemental Face Amount before reducing the Base Face Amount.

Policy Value	Each Accelerated Benefit amount we pay reduces the Policy Value then in effect, resulting in a new Policy Value. The new Policy Value is (a) times (b) divided by (c), where:

(a) is the Policy Value immediately before the payment of the Accelerated Benefit;

(b) is the new Face Amount; and

(c) is the Face Amount immediately before the payment of the Accelerated Benefit.

Restrictions on Transfers and Premium Payments	If this rider is attached to a variable universal life insurance policy, we will transfer any Policy Value in an Investment Account to the Fixed Account at the end of the Business Day when we process your payment of Accelerated Benefits. After that date while you are eligible to receive Accelerated Benefits under this rider, allocations of Premium or transfers of Policy Value to an Investment Account are not allowed.

If this rider is attached to an indexed universal life insurance policy, we will transfer any Segment Proceeds in the Indexed Appreciation Account to the Guaranteed Interest Account on the Segment Maturity Date following the date we process your payment of Accelerated Benefits. After that date while you are eligible to receive Accelerated Benefits under this rider, allocations of Premium or transfers of Policy Value to the Indexed Appreciation Account are not allowed.

If your claim is terminated, the portion of the Policy Value not in the Loan Account will remain in the Fixed Account or in the Guaranteed Interest Account unless we receive your Written Request to reallocate such assets to an Investment Account or Indexed Appreciation Account. The amount that may be transferred and the frequency of transfers will be subject to any restrictions imposed under the terms of the policy.

GENERAL PROVISIONS

Grace Period	If any amount due is not paid within 30 days from the date that it is due, we will provide notice to you, and the persons designated by you to receive such notice, at the addresses provided to us. Notice shall be given by first class United States mail, postage prepaid. You will have an additional 35 days to pay the amounts due after we have mailed the notice. During the Grace Period, this rider will stay in effect. During the Grace Period, this rider will stay in effect.

The designation(s) of who receives notice under this provision may be changed at any time while this rider in effect, but it must be in writing and sent to our Service Office. Please note that the Insured is responsible for notifying us of any change in address of your designee. We will provide you with a reminder of the right to change this written designation every 2 years.

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Termination	When this rider terminates, no further charges will be payable for this rider and no further benefits will be paid. See Extension of Benefits and Additional Protection Against Lapse. This rider will terminate at the earliest of the following events:

(a) the exchange or termination of the policy;

(b) you request to discontinue this rider;

(c) the date your interests in the policy and this rider are assigned to a person other than the Insured pursuant to the Assignment provision of the policy;

(d) the exhaustion of the Accelerated Benefit Pool;

(e) we approve your request for an increase in the Base Face Amount or Supplemental Face Amount, if applicable; or

(f) the Insured dies.

However, an increase in the Face Amount due to a change from Death Benefit Option 2 to Death Benefit Option 1 will not terminate this rider.

Reinstatement	The reinstated rider will not provide Accelerated Benefits during the period from the end of the Grace Period through the date of reinstatement. This rider may be reinstated according to the reinstatement provisions of the policy, including satisfaction of our underwriting requirements. A reinstated rider will only cover loss due to an injury sustained after the date of reinstatement, or a physical or mental condition that begins after the date of reinstatement.

Additional Protection Against Lapse	Your policy and this rider may be reinstated in accordance with the reinstatement provision of the policy.

In addition to the reinstatement provision of your policy, the benefits of your policy and this rider up to the limit of the Accelerated Benefit Balance at the time that your policy terminated may be reinstated if the following conditions are met:

(a) you provide us with a Written Request to reinstate within 5 months of the end of the Grace Period;

(b) you provide us with proof that is satisfactory to us that you were cognitively impaired or otherwise legally incapacitated at the end of the Grace Period; and

(c) you provide us with payment of all overdue premiums and charges for this rider and your policy as described in the policy’s reinstatement provision.

Changes to this Rider	No change to this rider will be valid until approved by our President or Secretary. No agent may change this rider or waive any of its provisions.

Change to a Paid-Up Benefit	If the Insured elects the paid-up nonforfeiture option for the policy, this rider will continue In Force with the Maximum Monthly Benefit Amount calculated based on the paid-up Face Amount.

Incontestability	If this rider has been in effect for less than 6 months, we may rescind it or deny an otherwise valid claim if the application contained a misrepresentation that is material to the acceptance of the application for this rider.

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If this rider has been in effect for at least 6 months but less than 2 years, we may rescind it or deny an otherwise valid claim if the application contained a misrepresentation that is both:

(a) material to the acceptance of the application; and

(b) pertains to the condition for which the claim is made.

In the event this rider is rescinded after we have paid Accelerated Benefits, we may not recover the payments already made.

Rider Charge	There is a monthly charge for this rider. See Policy Specifications. The charge will cease at the Insured’s Age 100. The charge for the rider is the Monthly Rider Rate times the Rider Net Amount at Risk divided by 1,000.

The Rider Net Amount at Risk is (a) multiplied by (b) where:

(a) is the Accelerated Benefit Balance; and

(b) is 1 minus the ratio of the Policy Value divided by the Life Insurance Death Benefit, both determined immediately after the deduction of all other charges due on that date.

The Contract

This rider is made a part of the policy to which it is attached and issued. The rates used for determining the charges for this rider are shown in the policy. If the policy contains a rider that waives the Monthly Deductions on the policy in accordance with that rider, we will waive the charges for this rider as well. This rider takes effect at the same time as the policy, subject to the terms, conditions, and limitations provided herein.

DEFINITIONS

Listed below are some terms that have specific meanings in this rider. Terms not listed below may be defined in the body of this rider or in the policy to which this rider is attached.

Accelerated Benefit(s)	The amount of Death Benefit that is accelerated to reimburse expenses arising from the Insured’s receipt of Qualified Long-Term Care Services.

14LTCR	14

Activities of Daily Living	The 6 activities listed below:

(a) Bathing: washing oneself by sponge bath, in a tub or a shower, including the task of getting in or out of the tub or shower;

(b)   Continence: the ability to maintain control of bowel and bladder function, or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for a catheter or colostomy bag);

(c) Dressing: putting on and taking off all items of clothing and any necessary braces, fasteners, or artificial limbs;

(d) Eating: feeding oneself by getting food into the body from a receptacle (such as a plate, cup, or table) or being fed by a feeding tube or intravenously;

(e) Toileting: getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene;

(f)   Transferring: moving into or out of a bed, chair, or wheelchair. Transferring does not include the task of getting into or out of the tub or shower or mobility outside the Insured’s place of residence.

Not all essential activities are considered Activities of Daily Living. For example, food preparation, use of the telephone, and medication management are not Activities of Daily Living.

Adult Day Care	Social and health-related services provided during the day in a community or group setting of 6 or more persons (or a fewer number of persons as required by applicable state law or regulation). The purpose of the services is to support frail or impaired elderly, or other disabled adults, who can benefit from care in a group setting outside of the home.

Adult Day Care Center	An Adult Day Care Center is a place that provides the Insured with Adult Day Care for only part of a day while the Insured is residing at Home and is licensed by the jurisdiction in which the services are provided. If licensing is not required, an Adult Day Care Center is a place:

(a) that provides Adult Day Care;

(b) has enough full-time staff to maintain no more than an 8-to-1 client- staff ratio; and

(c) has established procedures for obtaining appropriate aid in the event of a medical emergency.

14LTCR	15

Assisted Living Facility	If located in the State of New York:

(a)   a facility that is licensed as an Adult Home or an Enriched Housing facility (or any term sanctioned by law or regulation) which is approved by the New York State agency with jurisdiction over assisted living facility licensure matters; or

(b)   a facility legally operating in New York State without licensure and providing assisted living services in a facility as those services are recognized by the laws and regulations of New York State.

If located outside of the State of New York:

A facility, or a distinctly separate part of a facility, that is engaged primarily in providing 24-hour, 7-days a week Custodial Care and:

(c) is licensed to provide primarily Custodial Care according to the laws of the jurisdiction in which it is located; or

(d) if licensing is not required, meets all of the following:

(i) has a 24-hour on-site awake and trained staff to provide Custodial Care;

(ii) provides Custodial Care services by its employees for a charge, including room and board;

(iii) has established procedures for obtaining appropriate aid in the event of a medical emergency;

(iv) provides 3 meals a day and can accommodate special dietary needs;

(v) provides, at a minimum, assistance with Bathing and Dressing;

(vi) provides Custodial Care services by its employees to 10 or more persons; and

(vii) maintains daily notes of the inpatient care and services provided.

Examples of such facilities may include Alzheimer’s facilities or Assisted Living Facilities, which may be either freestanding or part of a life-care community.

The following are not Assisted Living Facilities:

(a) a hospital or clinic;

(b) a rehabilitation hospital or clinic;

(c) a rest home (a home for the aged or a retirement home) which does not, as its primary function, provide Custodial Care;

(d) your or the Insured’s Home or the home of your or one of the Insured’s Immediate Family members;

(e) a facility for the treatment of alcoholism, drug addiction, or mental illness; and

(f) an independent living unit.

Chronically Ill	The condition of having been certified by a Licensed Health Care Practitioner that:

(a)   Substantial Assistance is required from an individual who is physically present with the Insured to perform at least 2 Activities of Daily Living, due to the loss of functional capacity, for a period expected to last at least 90 days; or

14LTCR	16

(b) Substantial Supervision is required to protect against threats to health and safety due to a Severe Cognitive Impairment.

Custodial Care	Non-skilled long-term care services included in the Plan of Care because the Insured is Chronically Ill.

Date of Service	A day on which the Insured incurs costs for Qualified Long-Term Care Services. For Home Health Care, a Date of Service requires the Insured to have received at least 2 hours of Qualified Long-Term Care Services on that date. Such services cannot be primarily Incidental Homemaker Services.

Elimination Period (waiting period)	The number of Dates of Service that would otherwise be covered by this rider, for which we will not pay Accelerated Benefits. See Policy Specifications. Only one complete Elimination Period needs to be satisfied while this rider is In Force. No Date of Service may be counted as more than one day towards the satisfaction of the Elimination Period. The Dates of Service used to satisfy the Elimination Period do not need to be consecutive and may be accumulated under separate approved claims.

Face Amount	Face Amount or Total Face Amount, depending on which term is used in your policy.

Home	The Insured’s primary residence, including independent living quarters in a continuing care retirement community, a rest home, or similar entity. The following are never Homes: a Nursing Home, an Assisted Living Facility, an Adult Day Care Center, a hospital or rehabilitation facility/hospital, a hotel, or a facility for the treatment of alcoholism, drug addiction, or mental illness.

Home Health Care	Medical and non-medical professional or personal care services provided by a Home Health Care Agency to the Insured in the Insured’s Home and included in the Plan of Care.

Examples of such services include:

(a) skilled nursing or social work services;

(b) physical, occupational, dietary, respiratory, or speech therapy;

(c) Substantial Assistance with 2 of the 6 Activities of Daily Living;

(d) Substantial Supervision needed because the Insured has a Severe Cognitive Impairment; or

(e) Incidental Homemaker Services.

Home Health Care cannot be provided by:

(a) a member of your or the Insured’s Immediate Family;

(b) an individual who normally resides in your or the Insured’s Home;

(c) your or the Insured’s legal representative;

(d) an individual that has been authorized as your or the Insured’s Power of Attorney; or

(e) your insurance agent/producer or their immediate family.

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Home Health Care also includes Incidental Homemaker Services.

Incidental Homemaker Services. Non-medical services received by the Insured that are incidental to services associated with the Substantial Assistance with the Activities of Daily Living or Substantial Supervision with a Severe Cognitive Impairment provided to the Insured. Incidental Homemaker Services must be included in the Plan of Care and must be necessary in order for the Insured to remain in the Home. These services must be provided during the same visit and by the same individual providing Substantial Assistance or Substantial Supervision to the Insured. The services must include one or more of the following: meal preparation; laundry; or light housekeeping.

Home Health Care also includes specialized transportation services where human assistance is required by the Insured to aid in necessary travel, such as to a Physician’s office.

Home Health Care Agency	An entity that is regularly engaged in providing Home Health Care for compensation and employs staff, qualified by training or experience, to provide such care. The entity must meet one of the following requirements:

(a) it is licensed as a Home Health Care Agency by the jurisdiction in which the Home Health Care is provided;

(b)   it possesses one of the following certifications in the jurisdiction in which the Home Health Care is provided: Medicare Certification, Joint Commission of Accreditation of Health Care Organizations (JCAHO) Certification, or Community Health Accreditation Program (CHAP) Certification;

(c)   it provides Home Health Care through 7 or more employees of an organization that is in the business of providing Home Health Care according to the laws of the jurisdiction in which the care is provided; or

(d) it is a state-licensed or a Medicare-certified provider for Hospice Care.

A Home Health Care Agency must also have a Licensed Health Care Practitioner on staff, and must maintain a written record for each recipient of care, the Plan of Care, any assessments, and written notes of care for each Date of Service to document all services delivered.

We may require that any Home Health Care Agency be monitored at least every 30 days by a Licensed Health Care Practitioner.

Hospice	A facility, unit of a facility, public or private agency, or unit of a public or private agency that meets federal certification requirements as a Hospice or is licensed, certified, or registered to provide Hospice Care under the law of the jurisdiction in which it is located.

Hospice Care	A program for meeting the Insured’s palliative care needs if he or she is terminally ill. Terminally ill means there is no reasonable prospect of cure and the Insured has a life expectancy, as estimated by a Physician, of 6 months or less. Hospice Care must be provided or supervised by a Hospice. Hospice Care is limited to those services received by the Insured. Hospice Care may be provided in the Insured’s Home or in a Hospice facility.

Immediate Family	Your spouse; or the following relatives of you or the Insured (and their respective spouses or Partners): parents, grandparents, siblings, children, grandchildren, aunts/uncles; nieces/nephews; or cousins. Immediate Family also includes adopted, in-law, and step relatives.

14LTCR	18

A person is a Partner if such person is an adult who is either:

(a) named, along with you or the Insured, in a valid certificate or license of civil union or domestic partnership as recognized by the state in which the policy is issued; or

(b) has been living with you or the Insured for the past 12 months in a committed relationship as your or the Insured’s partner or as a member of your or the Insured’s family, as the case may be; and

(i) is committed to sharing basic living expenses with you or the Insured;

(ii) is not married to you or the Insured or to anyone else; and

(iii) if related to you or the Insured, belongs to the same familial generation as you or the Insured (i.e., brother, sister, cousin).

Licensed Health Care Practitioner	A Physician, a registered nurse (R.N.), a licensed social worker, or any other individual who meets the requirements as may be prescribed by the U.S. Secretary of the Treasury.

Life Insurance Death Benefit	The greater of the Face Amount (plus Policy Value if Death Benefit Option 2 is in effect) or the Minimum Death Benefit, as described in the policy.

Maximum Monthly Benefit Amount	The maximum amount of Accelerated Benefits we will pay in any one calendar month.

Medicaid	The reimbursement system under Title XIX of the Federal Social Security Act, as amended.

Medicare	The reimbursement system under Title XVIII of the Federal Social Security Act, as amended.

Nursing Care	Skilled care provided by one or more of the following health care professionals: registered nurse, licensed vocational nurse, licensed practical nurse, physical therapist, occupational therapist, speech therapist, respiratory therapist, medical social worker, or registered dietician or a person licensed or certified to provide such care.

Nursing Home	A facility that:

(a) is licensed and operates to provide Nursing Care for a charge (including room and board), according to the laws of the jurisdiction in which it is located;

(b)   if licensing or certification is not required by the jurisdiction in which the Nursing Home is located, a Nursing Home, has services performed by or under the ongoing, direct and immediate supervision of a registered nurse, licensed practical nurse, or licensed vocational nurse, on-site 24-hours a day.

Services provided in a Nursing Home are covered to the extent required by the laws and regulations of the jurisdiction where the policy is delivered.

A Nursing Home may be a freestanding facility or it may be a distinct part of a facility, including a ward or wing of a hospital or other facility. The following are examples of facilities that are not Nursing Homes:

(a) a hospital or clinic;

(b) an Assisted Living Facility;

(c) a rest home (or home for the aged or a retirement home) which does not, as its primary function, provide Custodial Care;

14LTCR	19

(d) your or the Insured’s Home or the home of one or more members of your or the Insured’s Immediate Family; or

(e) a facility for the treatment of alcoholism, drug addiction, or mental illness.

Physician	Any person licensed in the United States of America as a Medical Doctor (M.D.) or Doctor of Osteopathy (D.O.) practicing within the scope of his or her license issued by the jurisdiction in which the services are rendered. In New York State, a Physician includes a practitioner of the healing arts.

Plan of Care	A written plan for Qualified Long-Term Care Services developed by a Licensed Health Care Practitioner for the Insured. This Plan of Care must specify the type, cost, frequency, expected duration of care, hours of care per day, and type of providers of all services required to meet the Insured’s needs. Services must be in accordance with accepted relevant standards of practice and care for individuals who are Chronically Ill and appropriate to meet the Insured’s care requirements.

Qualified Long-Term Care Services	The following care or services eligible for payment of Accelerated Benefits under this rider and provided for in the Plan of Care:

(a) 24-hour confinement in a Nursing Home or Assisted Living Facility for room, board, and care services (such care services being Nursing Care, Custodial Care, and Hospice Care);

(b) Home Health Care provided by a Home Health Care Agency;

(c) Hospice Care; or

(d) attendance at an Adult Day Care Center providing Adult Day Care.

Qualified Long-Term Care Services are intended to constitute qualified long-term care services as defined under Section 7702B(c) of the Internal Revenue Code.

Receipts	Itemized bills, paid invoices, and cancelled checks or other verifiable proof of payment of expenses for Qualified Long-Term Care Services (including name and type of provider, dates of care or services, and cost per hour of service) provided to the Insured or copies of same.

Severe Cognitive Impairment	A deficiency in the Insured’s short-term or long-term memory; orientation as to person, place, and time; deductive or abstract reasoning; or judgment as it relates to safety awareness. Severe Cognitive Impairment must be established and reliably measured by clinical evidence and standardized tests.

Substantial Assistance	Hands-On or Standby Assistance required more than 50% of the time the Insured performs an Activity of Daily Living during a calendar week. If able to perform an Activity of Daily Living by using an assistive device or equipment, the Insured does not require Substantial Assistance to perform that Activity of Daily Living.

Hands-On Assistance. The physical assistance of another person without which the Insured would be unable to perform that Activity of Daily Living.

Standby Assistance. The necessary presence of another person within arm’s reach of the Insured to prevent, by physical intervention, injury to the Insured while performing an Activity of Daily Living.

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Substantial Supervision	Ongoing, uninterrupted monitoring for 24-hours of each day by another person who is in the Insured’s presence due to the Insured’s Severe Cognitive Impairment. Substantial Supervision (which may include cueing by verbal prompting, gestures, or other demonstration) is necessary to protect the Insured from threats to health or safety (such as may result from wandering).

Written Certification	Written evidence from a Licensed Health Care Practitioner establishing that the Insured is Chronically Ill. This written evidence must relate the Insured’s condition. The Certification must be renewed every 12 months and each renewed Certification must be submitted to us promptly upon issuance by the Licensed Health Care Practitioner.

Signed for the Company by:

President

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1. POLICY SPECIFICATIONS (CONTINUED) - POLICY [12 345 674]

SUPPLEMENTARY BENEFITS

Benefit	Acceleration of Death Benefit for Qualified Long-Term Care Services Rider

Insured	[John J. Doe]

Risk Classification	[Standard Non Smoker]

Additional Rating	[Not Applicable]

Accelerated Benefit Percentage	[50.00%]

Monthly Acceleration Percentage	[2%]

Maximum Monthly Benefit Amount	As determined by the Maximum Monthly Benefit Amount provision

Monthly Rider Rate	$[0.0341] per $1,000 of Rider Net Amount at Risk*

Elimination Period	100 days

*	The Monthly Rider Rate includes any applicable rating.

14LTCR	3.X